Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel: +31 70 377 3120
Fax: +31 70 377 2178
Email: Tim.Morrison@shell.com

Karl Hiller
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

February 23, 2007

Dear Mr. Hiller:

As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), on behalf of Royal Dutch Shell and its subsidiaries (the “Group”), I am responding to your supplemental letter dated December 7, 2006 addressed to Mr. Peter Voser, the Chief Financial Officer of Royal Dutch Shell in response to our letter dated November 2, 2006. The comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set out in that letter and our responses thereto are set forth below.

Capitalized terms used but not defined herein have the meanings given to such terms in the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 of Royal Dutch Shell (Commission file No. 1-32575) (the “2005 20-F”).

Responses to Comments

1. Staff Comment: We note your response letter of November 2, 2006. Please address for us the applicability to your Iran-related operations of Section 5(b) of the Iran and Libya Sanctions Act of 1996 (now the Iran Sanctions Act of 1996), as amended by the Iran Freedom Support Act, which was signed into law on September 30, 2006. Please also address whether any of the equipment or services you have provided to Iran and Syria otherwise have military application.

Karl Hiller
United States Securities and Exchange Commission
February 23, 2007

Response:

No goods or services have been provided in direct sales transactions to the Iranian military or to other clients for military purposes or, to our knowledge, for any of the purposes identified in Section 5(b) of the Iran Sanctions Act of 1996, as amended (the "ISA"). Furthermore, we are unaware of any indirect sales made to the Iranian military or other clients for any of these purposes. Indirect sales consist of sales made by the Group to unaffiliated third parties that are subsequently resold. With regard to Syria, the Group from time to time participates in tenders of the Syrian government and Syrian Ministry of Defence. As a result of these tenders, the Group provides industrial and hydraulic lubricants to the Ministry. These lubricants are being used for aviation ground equipment (fluid for hydraulic pumps) or for lubricating Russian cargo airplanes of more than 30 years of age. The products do not contain any US content. Between 2004 and 2006, the sales to the Syrian Ministry of Defence amounted to approximately $350,000. Additionally, we are unaware of any indirect sales of Group products made to the Syrian government or the Syrian military.

2. Staff Comment: We have reviewed your response to prior comment 11, of our letter dated September 29, 2006, concerning your views on future levels of production. We note that the reserve changes in the Asia Pacific region of the Group companies represent over 10% of the beginning year gas reserves for this region. Additionally, the reserve changes in the Africa region represent 18% of the beginning year oil reserves and 8% of the beginning year gas reserves for this region. We believe these levels of changes are significant to the individual regions and should therefore be addressed with explanations such as those you provided supplementally, and appropriate for disclosure under paragraph 11 of SFAS 69. Please confirm that in future documents, you will add this type of disclosure for significant reserve changes in a geographic region of your reserve table.

Response:

In future Form 20-F filings, we will include an appropriate explanation of the significant changes to proved reserves in accordance with paragraph 11 of FAS 69.

Karl Hiller
United States Securities and Exchange Commission
February 23, 2007

In connection with these responses, Royal Dutch Shell acknowledges that (i) Royal Dutch Shell is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Royal Dutch Shell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of further assistance, please do not hesitate to call Bob Deere, on 011 31 70 377 4646 or the undersigned, on 011 31 70 377 3120.

Yours sincerely,

/s/ Tim Morrison
Tim Morrison
Group Controller

Copy:

Donald Delaney
Division of Corporation Finance
U.S. Securities & Exchange Commission

Jim Murphy
Petroleum Engineer
U.S. Securities & Exchange Commission

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